                     Filed by Compaq Computer Corporation Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                                 Subject Company:  Compaq Computer Corporation
                                                  Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Additional Information about the Merger and Where to Find It

    HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.
In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-5020. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston,
Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

    HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. In addition to those interests (i) Ms. Fiorina will continue to be the Chairman of the Board and Chief Executive Officer of HP following the Merger, and Mr. Wayman will continue to be Executive Vice President and Chief Financial Officer of HP following the Merger, and (ii) HP has agreed to negotiate in good faith with Ms. Fiorina and Mr. Wayman regarding the terms of their continuing employment by HP following the Merger. If and to the extent that Ms. Fiorina or Mr. Wayman will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

    Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. In addition to those interests
(i) Mr. Capellas will become a director and the President of HP following the Merger, and (ii) HP has agreed to negotiate in good faith with Mr. Capellas regarding the other terms of his employment by HP following the Merger. HP has also agreed that four members of Compaq's board of directors (in addition to Mr. Capellas), who have not been named as of the date of this filing, will become directors of HP following the Merger. In connection with the Merger, Compaq also amended the employment agreements between Compaq, Mr. Capellas and certain of its other executive officers by, among other things, providing for the payment of a retention bonus upon the completion of the Merger and on the one year anniversary thereof. These retention bonuses will offset the severance to which these executive officers would otherwise be entitled to receive under their preexisting agreements upon the termination of their employment without good reason following a change of control. If and to the extent that Mr. Capellas will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

                                     ****

                                     ****

On September 4, 2001, Compaq Computer Corporation posted the following slides on its internal intranet:


[COMPAQ Inspiration Technology Logo]


                        Building tomorrow's leader today




[COMPAQ Logo]                                                  [HP invent Logo]

[COMPAQ Logo]

COMPAQ/HP MERGER AGREEMENT

o $25 billion transaction

o Stock for stock merger

o 0.6325 HP shares for each Compaq share

o Expect transaction to close during 1H 2002

o Five Compaq directors to join HP board

o Leadership

  - Carly Fiorina, Chairman and CEO

  - Michael Capellas, President

[COMPAQ Logo]

A SHARED VISION OF WHAT CUSTOMERS WANT

o Solutions capability

o Product leadership

o Services delivery

o Ability to manage complexity

o Open, market-unifying architectures

o Innovation and invention

o Choice

[COMPAQ Logo]

WHAT WE CAN DELIVER TO CUSTOMERS

o Solutions strategy

o Leadership across markets

  - Enterprise, SMB and Consumer

o Leadership across products

  - Printing, IT infrastructure, access, storage, services

o Best understanding of customer challenges

  - Industry standard to high end

o Defining new open architectures

o Culture, values, invention

[COMPAQ Logo]

STRATEGIC RATIONALE

                                     Compaq

o Bolsters server position, particularly in datacenter UNIX

o Adds open application integration tools

o Reduces access in overall mix

o Scale in services

o Enterprise brand

                                       HP

o Bolsters server position, particularly in industry standard servers

o Scale and improved model in access

o Scale in services

o Enhances low-cost, low-end expertise in imaging and printing

o Deepens management

[COMPAQ Logo]

ACCELERATING A COMMON STRATEGY

Enabling transformation

o Customer experiences

o Employee experiences

o Business processes

o Industries

o Life experiences



                                    enabling
                                 transformation

[COMPAQ logo]

CHALLENGES

o A massive integration effort

o A difficult overall environment

o In the midst of reinvention

o Synergies and headcount

o Combining cultures

[COMPAQ logo]

DEEP, EXPERIENCE MANAGEMENT TEAM

                                  Carly Fiorina
                                  CHAIRMAN AND
                                       CEO

                                Michael Capellas
                                   PRESIDENT

              Webb McKinney                         Bob Wayman
               Jeff Clarke                       CHIEF FINANCIAL
           INTEGRATION OFFICE                        OFFICER

      PRINTING &         ACCESS                IT                  SERVICES
       IMAGING          DEVICES          INFRASTRUCTURE          Ann Livermore
   Vyomesh Joshi     Duane Zitzner       Peter Blackmore

[COMPAQ logo]

INTEGRATION PLAN

o Decisive, aggressive and comprehensive

o Early decisions made

o Key managers identified, retention plans in place

o Leveraging outside expertise

o Protect existing business

[COMPAQ logo]

SALES FORCE INTEGRATION

o Evolution of existing go-to-market structures

o Customer and competitor-focused model

o Similar organizational structures

[COMPAQ logo]

BENEFITS FOR PARTNERS, EMPLOYEES AND COMMUNITIES

o Long-standing commitment to partners

o Trust, respect, integrity and opportunity for employees

o Emphasis on community and corporate responsibility

[COMPAQ logo]

UNIQUE SCOPE AND MARKET COVERAGE

o Enterprise

  - Architecting every enterprise

  - Market-unifying architectures

  - Partnerships

o Small/medium business

  - Tailored solutions

  - Channel and direct capability

o Consumer

  - Leading consumer IT business

  - Excellence across categories

  - Brand and retail presence

[COMPAQ logo]

CHANGES YOU CAN EXPECT

o Headquarters of company in Palo Alto, CA

o Houston remains important center of engineering and product development

  - Industry standard servers

  - Other Intel-based businesses

o Consolidation will mean job reductions

  - Expect 15,000 job cuts after merger closes

  - Will affect both companies

o Commitment to communicate throughout process

  - Before and after merger closes

[COMPAQ logo]

WHY THIS MERGER IS IMPORTANT FOR COMPAQ

o Supports our vision to be the leading IT solutions provider

o Supports our mission to deliver superior customer value through:

  - Innovative products

  - Integrated into solutions

  - Delivered globally

o Extends our presence in the enterprise

o Creates new opportunities for growth

[COMPAQ logo]

COMPAQ'S ASPIRATIONS

o Position right on top of IBM strategy but with a far better value proposition for the customer

o Leverage open standards and partnerships

o More innovative

o Faster to market with new solutions

o Complete offerings but at lower cost

[COMPAQ logo]

COMPAQ'S ASPIRATIONS

o Position right on top of IBM strategy but with a far better value proposition for the customer

o Leverage open standards and partnerships

o More innovative

o Faster to market with new solutions

              Complete offerings but at lower
                         Integrated solutions provider,
                 Cost
                    but do it using the best of the industry
                         Follow our successful heritage

[COMPAQ logo]

WHERE WE ARE TODAY

o #1 in distributed computing

   - Leader in web and application servers

   - #1 in Windows and LINUX

o #1 in SANs and #2 in enterprise storage

o #1 in fault tolerance

o #2 IT Services company

  - Best in class support services

  - #2 in total PCs and #1 in total Internet access

  - The clear leader in innovation

[COMPAQ logo]

WHAT'S MISSING

o #1 in the distributed computing

  - Leader in web and application servers

  - #1 in Windows and LINUX

o #1 in SANs and #2 in enterprise storage

O #1 or 2 in data center

o #1 in fault tolerance

o #1 provider of open application integration tools

o #2 IT Services company

  - Best in class support services

o #2 in total PCs and #1 in total Internet access

  - The clear leader in innovation

[COMPAQ logo]

MERGER FILLS THE GAPS

o HP is #2 in UNIX market share

  - Real strength in the data center

  - Combination narrows the gap with Sun

o HP's OpenView software suite

  - Industry leader for Internet-based network and systems management

  - Integration and interoperability

[COMPAQ logo]

LEADERSHIP AND BALANCE ACROSS THE BUSINESS


                          Estimate combined revenues,           Revenue
                             trailing four quarters              Rank*
IT infrastructure                   $23B                           1

Access devices                      $29B                           1

Printing & imaging                  $20B                           1

Services                            $15B                           3

                                                      *source: IDC, company data

[COMPAQ logo]

INFRASTRUCTURE

o Highly complementary fit

o Best products across key growth categories

o Deep understanding of customer complexity

o Broad expertise in industry standards

o Solutions-selling opportunities

o Leadership in open architecture transition

[COMPAQ logo]

SERVICES
BREAKING INTO THE TOP TIER

o Third largest worldwide

o Profitable and growing

o Substantial resources

  - 15,000 consultants combined

  - 10,000in outsourcing and managed services

  - 40,000 in customer support

o Global services deliver

o Experience curve

o Strong in IT architecture, mission critical, key verticals

o Deep partnerships

[COMPAQ logo]

ACCESS DEVICES
LEADERSHIP IS ESSENTIAL

o Redefining Internet access

o Next-generation distribution model

o Creating an advantaged cost model

o Commercial and consumer leadership

o Creation of new categories

o Engineering and design innovation

[COMPAQ logo]

IMAGING AND PRINTING
THE PREEMINENT FRANCHISE

o Massive installed base

o Leadership across commercial and consumer

o High-margin, recurring revenue

o Expanding opportunities in commercial printing and digital imaging

o Strong patent portfolio

[COMPAQ logo]

COMPAQ + HP =

o $87 billion in revenue*                   o Go-to-market engine

o Leadership across markets                 o Global footprint

o Leadership across products                o Intellectual property

o $2.5 billion in expected                  o Leading global brand
  annual cost synergies

*combined trailing four quarters

[COMPAQ logo]

FIVE RULES TO GUIDE OUR ACTIONS

o Act as separate companies now, but make detailed post-closing plans

o Continue to compete with HP for customers, as if the agreement had not been signed

o Limit communications regarding the merger to materials provided by Compaq Corporate Communications

o Do not trade customer or pricing information, or jointly visit customers, without approval from Compaq Legal

o Limit other information we give HP to materials approved by Compaq's integration team

[COMPAQ logo]

CALL TO ACTION
UNTIL THE MERGER IS COMPLETE

o Compete vigorously with HP in the market

o Drive our services and solutions-led strategy

o Continue to meet business and financial goals

o Get even closer to our customers and partners

                                 [COMPAQ logo]

On September 4, 2001, Compaq Computer Corporation posted the following Q&A on its internal intranet:

INTERNAL Q&A
Hewlett-Packard & Compaq Merge

GENERAL

Q1.  WHAT ARE WE ANNOUNCING TODAY?

A. Compaq and HP are announcing a definitive merger agreement that will create an $87 billion global technology leader. The new company will have #1 worldwide positions in servers, access devices, and printing and imaging, as well as leading positions in IT services, storage and management software. The cost synergies will reach $2.5 billion annually. We feel that the combination of the two companies will create greater opportunities to grow our business and create superior value for our customers.

Q2.  WHAT WILL THE SENIOR MANAGEMENT TEAM OF THIS NEW COMPANY LOOK LIKE?

A. Carly Fiorina, Chairman and Chief Executive Officer of HP, will be Chairman and CEO of the new HP. Michael Capellas, Chairman and CEO of Compaq, will be president. Upon closing, Capellas and four other members of Compaq's current Board of Directors will join the HP board. The CFO of the combined entity will be Robert Wayman. Jeff Clarke, Compaq's CFO, and Webb McKinney, President of HP's Business Customer Organization, will lead the integration team.

Q3. WHY ARE WE CALLING THIS A MERGER IF MICHAEL WILL NO LONGER BE CEO? ISN'T THIS REALLY AN ACQUISITION?

A. This is about combining two strong companies and management teams with opportunities for great people from both sides to play significant roles. Michael and Carly are approaching this merger as partners working together to build an even more powerful company that delivers greater value for customers. Michael has come to know Carly on both a personal and professional level as they have worked together on various issues during the past 18 months. They have a lot of respect for each other's vision and leadership skills. The combined company will benefit from their complementary blend of personal and professional skills.

Q4.  WHY DO THIS WHILE BOTH COMPANIES ARE STILL IN THE PROCESS OF
TRANSFORMING THEMSELVES?

A. We believe the timing is ideal. We have a shared vision of the future of this rapidly changing industry. We have a unique window to combine our assets and drive the transformation from a position of leadership. There is no guarantee that this opportunity would have been available in the future if we didn't seize it now. We believe it will also create value for customers, shareholders and employees during the short and long term.

Q5.  HOW WILL THE NEW COMPANY BE STRUCTURED?

A.  The business will be structured around four operating units:

       o A $23 billion IT infrastructure business, encompassing servers, storage and software, led by Peter Blackmore, currently Executive Vice President, Sales and Services, of Compaq
       o A $15 billion Services business with approximately 65,000 employees in consulting, support and outsourcing led by Ann Livermore, currently President, HP Services
       o A $29 billion Access Devices business led by Duane Zitzner, currently President, Computing Systems, of HP
       o A $20 billion Imaging and Printing franchise led by Vyomesh Joshi, currently President, Imaging and Printing Systems, HP


Q6.  WILL JOBS BE ELIMINATED AS A RESULT OF THIS MERGER?  HOW MANY?

A. Yes. Once the companies are combined, we will have over 145,000 employees. We expect to eliminate approximately 15,000 jobs during the 12-24 months following the close of the merger. We will be able to communicate greater detail regarding restructuring efforts as we engage in integration planning.

Q7.  HOW MANY FROM EACH COMPANY?

A. That is not something we can determine today, but it is safe to say that both companies will be affected.

Q8.  HOW ARE THE TWO COMPANIES SIMILAR?  HOW WILL THEY INTEGRATE THE CULTURES?

A. We see a strong cultural fit. Both companies share a common vision and commitment to driving innovation based on customer need. We also share commitments to community service and corporate responsibility, to trust, respect, integrity and opportunity for employees, to customer success and to shareholder value.

Q9.  DID WE CONSIDER MERGERS WITH ANY OTHER COMPANIES?

A. We have a fiduciary responsibility to our shareholders to consider any options, but we never seriously considered other companies because this merger was the best strategic fit for our customers, employees and shareholders.

Q10.  WHAT ARE THE TERMS OF THE DEAL?  WHAT IS THE TOTAL COST OF THE MERGER?

A. Under the terms of the agreement, Compaq shareholders will receive 0.6325 shares of newly issued HP shares for each share of Compaq they currently own, valuing the merger at approximately $25 billion. When completed, HP shareholders will own approximately 64% and Compaq shareholders will own approximately 36% of the merged company. The transaction will be accounted for as a purchase.

Q11. BOTH COMPANIES WERE RIDING HIGH A YEAR AGO. NOW BOTH ARE STRUGGLING WITH A DIFFICULT WORLDWIDE ECONOMY AND IT MARKET. WOULD THIS MERGER EVEN
BE HAPPENING IF IT WEREN'T FOR THE MARKET CONDITIONS?

A. Clearly the downturn has affected the financial results of IT companies, including Compaq and HP. But this merger is not about solving short-term economic issues. It's about building for the future. It's also about developing a customer value proposition that will be unique in our industry. The bottom line is that we believe we will be stronger together than we would be separately.

Q12.  HOW DID THE DEAL COME ABOUT?  WHO CONTACTED WHOM?

A. Carly Fiorina contacted Michael Capellas about the possibility of Compaq licensing HP-UX. Once both companies realized they shared a common vision of how the industry is evolving and similar strategies for meeting customer needs, it turned into a deeper conversation. It became clear to both sides that we had the perfect blend of complementary strengths and that together we could create new opportunities for growth.

Q13. ISN'T THIS AN ADMISSION THAT COMPAQ COULD NEVER MAKE GOOD ON THE PROMISE OF BECOMING AN ENTERPRISE COMPANY FOLLOWING THE ACQUISITIONS OF TANDEM AND DIGITAL?

A. Absolutely not. Compaq is a strong enterprise IT company as a result of the actions we've taken during the past three years. In the first half of 2001, 54% of our revenues -- and all of our profits -- came from servers, storage and global services. Our fastest growing businesses have been industry standard servers, enterprise storage and services. Our UNIX market share has increased several quarters in a row. We're the market leader in high performance technical computing and high availability computing. We're also the market leader in delivery of Open Storage Area Networks. Most important, we're winning major enterprise projects with leading global companies like Citigroup, Bank of America, Ericsson, Sabre, AOL, Yahoo!, Starbucks, Disney and many others. More and more of these sales have been services-led, building on our strengths in enterprise IT architecture and customer support.

Q14.  BUT MOST PEOPLE STILL SEE COMPAQ AS A PC COMPANY. WHAT CHANGES NOW?

A. We have been more successful with enterprise customers than we have been in extending the Compaq brand into the enterprise. That's one reason this merger makes so much sense. HP has a strong enterprise brand and that will help us become even more successful with enterprise customers.

Q15.  IF YOU'VE MADE SO MUCH PROGRESS, WHY MERGE WITH HP?

A. To begin with, it will create greater opportunities to grow our business and create superior value for our customers. But there were some other business considerations as well.

Compaq has many of the key ingredients for enterprise success. But we have two significant gaps in our portfolio that make it more difficult to deliver end-to-end solutions. One is UNIX. On the plus side, we're competitive in some key segments of the UNIX market. Tru64 UNIX is a technical leader, and we've been gaining market share. But our overall position is not strong enough, particularly in the data center. We do not have a critical mass of ISV support and applications. HP, on the other hand, is #2 in the UNIX market and an acknowledged leader in the data center.

The second key ingredient we were missing was a leading set of open application integration tools to support interoperability. HP's OpenView software suite is an industry leader for Internet-based system and network management and interoperability. That is a vital part of delivering end-to-end solutions that integrate with customers' existing infrastructures.

Q16.  WHAT WILL HAPPEN TO THE COMPAQ NAME?

A. The combined company will do business under the HP name, but we will retain some of Compaq's key sub-brands.

Q17.  WHERE WILL THE HEADQUARTERS BE?

A.  The company will be headquartered in Palo Alto, California.

Q18.  WHAT WILL HAPPEN TO COMPAQ'S HOUSTON HEADQUARTERS?

A. Compaq's Houston campus will be the key strategic center of engineering excellence and product development for our industry standard servers and Intel-based businesses.

Q19.  WHAT ABOUT OTHER KEY COMPAQ LOCATIONS?

A. Many of these decisions will be made during the next few months, but no actions can be taken until after the merger closes. As a global company, we will have multiple centers of expertise with the best people, regardless of location.

Q20. WHAT ABOUT THE BOARD OF DIRECTORS? WHAT WILL IT LOOK LIKE WHEN THE DEAL BECOMES FINAL?

A. The board of directors of the new HP will include eight members of the HP board and five members of the Compaq board, including Michael Capellas.

Q21. IT TOOK A LONG TIME TO INTEGRATE TANDEM AND DIGITAL, AND THE PROCESS APPEARED TO BE A MAJOR DISTRACTION FOR SENIOR MANAGEMENT. IS THAT A RISK WITH THIS MERGER?

A. No one is underestimating the complexity of merging two large companies with their own cultures, go-to-market approaches and infrastructures. The integration plan will be developed and managed by two senior executives: Jeff Clarke, Compaq's CFO, and Webb McKinney, President of HP's Business Customer Organization. Both companies have learned a lot from previous acquisitions and the successful practices of others in our industry. We will set clear metrics and timelines, and we will hold people accountable for meeting them. We believe we have the management talent and focus to balance successfully the complexities of the integration and the demands of our business operations. One of our top priorities is to make the integration as transparent as possible to our customers.

Q22.  DO YOU EXPECT ANY ANTITRUST ISSUES?

A. This transaction is pro-competitive. The synergies we have will help us better support our customers and investors. The two companies are largely complementary. While we don't anticipate any antitrust issues that would prevent us from closing the transaction, we are committed to working with the appropriate agencies to address any questions they may have.

Q23.  HOW SOON WILL THE MERGER BE OFFICIAL?

A. We expect the transaction to close during the first half of 2002. There are a number of legal requirements involved, including the approval of shareholders and clearance by government regulators in the U.S., Europe and other countries.

Q24.  WHAT HAPPENS IN THE MEANTIME?

A. Until the merger closes, Compaq and HP will continue to compete as vigorously with each other as with our other competitors. We have obligations to our customers, partners and shareholders, and we need to stay focused on meeting the business and financial goals we have set.

Q25.  WILL COMPAQ CONTINUE TO DRIVE ITS SERVICES AND SOLUTIONS-LED STRATEGY?

A. Absolutely. Although we have signed a definitive merger agreement, the merger will not be completed for several months. In the meantime, Compaq will continue to pursue a strategy based on world-class technology extended by services and solutions. We will continue to introduce industry-leading products and services. That is what our customers want, and that is what we will deliver.

Q26.  HOW LARGE WILL THIS COMBINED COMPANY BE?

A. Once the companies are combined, we expect to have a total employee population of more than 145,000 employees.

Q27.  WHAT IMMEDIATE ORGANIZATIONAL CHANGES SHOULD WE EXPECT?

A. There will be no immediate organizational changes related to the merger. Until the merger closes, we will continue to compete as independent companies. Teams from the two companies can plan the integration, but actual integration cannot begin until the deal closes.

Q28.  WHAT'S THE TIMEFRAME FOR THE INTEGRATION?

A. We have already started building a comprehensive integration plan. The integration team will continue to build that plan during the next few months. Once the deal becomes final, the integration process will begin. Completion of specific steps in the integration effort will vary by business unit and from location to location. In general, most integration activities will take place within 6-12 months after the deal is final. Our goal is to complete such actions as quickly as possible.


Q29.  WHAT SHOULD I SAY WHEN ASKED ABOUT THE MERGER?

A. Because this is a merger of two public companies, we are not allowed to discuss the merger in detail beyond the content of the public announcements. You should refer all media inquiries to the Compaq Corporate PR group at 281-514-0484. Any questions regarding the financial nature of this transaction should be referred to the Investor Relations department at Compaq at 281-514-9549.

In general, to customers, partners, friends and family you can talk about the #1 leadership positions in servers, printing and imaging, and access devices this powerful combination will immediately offer-- along with the greater opportunities to grow our business and create superior value for our customers with new expertise in data center UNIX and integration tools to support interoperability with the addition of HP's OpenView software suite.

Q30.  WHAT ROLE WILL I PLAY IN HELPING TO MAKE THIS A SMOOTH TRANSITION?

A. Many people will be asked to contribute to one of the many teams that will address transition issues. These teams will determine what efficiencies and market acceleration opportunities exist, and will put together plans to take advantage of these. All of us need to focus on doing our jobs and serving our customers better than ever.

Q31.  HOW DO YOU PLAN TO KEEP BOTH THESE COMPANIES AFLOAT PRIOR TO CLOSING?

A. We all need to stay focused on our current strategy, continue to manage expenses aggressively, run both companies as independent businesses and compete vigorously.

Q32. IS THE IMPACT TO EMPLOYEES OUTSIDE THE U.S. ANY DIFFERENT THAN WITHIN THE U.S.?

A. That has not been decided. Both organizations will focus on resolving these issues during the coming months.

Q33. WHERE CAN WE GO FOR MORE INFORMATION? HOW WILL I KNOW THE STATUS OF THE
DEAL?

A. Further information can be found on Inline at:
http://inline.compaq.com/hr/eecomm/fbt/index.asp

TECHNOLOGY

Q34. IN WHICH MARKET SEGMENTS IS COMPAQ THE LEADER? HP? HOW DO THESE MARKET SEGMENTS COMPLEMENT EACH OTHER?

A. The strengths and weaknesses of our product portfolios line up very well. On Compaq's side, the combination bolsters our position in UNIX data center servers. It adds open application integration tools for interoperability. It reduces the overall revenue mix of our access business. It also gives us more scale in services and a more potent enterprise brand. On the HP side, the merger bolsters its position in industry standard servers. It also benefits from greater scale and an improved distribution model in the access business. It enhances low-cost, low-end expertise in imaging and printing. Finally, it provides greater scale in services and adds depth to the HP management team.

Q35. OBVIOUSLY YOU CAN'T GO TO MARKET WITH TWO VERSIONS OF UNIX - HP-UX AND COMPAQ TRU64 UNIX. WHICH ONE WINS?

A. UNIX is one of the areas where the synergies between the two companies are so clear. We see the opportunity to deliver greater value for customers through the convergence of the best of both Tru64 UNIX and HP-UX. The end result will be the most complete solution for the data center, high performance technical computing and the next generation of large, highly available transaction engines.

Q36. DID THE MERGER DISCUSSIONS HAVE ANYTHING TO DO WITH COMPAQ'S DECISION TO STANDARDIZE ON THE INTEL ITANIUM PROCESSOR FAMILY AND TRANSFER YOUR ALPHA TECHNOLOGY AND RESOURCES TO INTEL?

A. Not at all. That decision was made long before any discussion of a merger. But the fact is that Compaq and HP have both made a substantial commitment to IPF. HP was Intel's original design partner for the microprocessor architecture, so they have significant expertise with IPF. Compaq is one of Intel's largest customers, and we have a track record of innovation in systems engineering with the Intel architecture. We will be able to leverage that leadership for the benefit of our customers.

Q37. WILL THIS AFFECT THE IPF TRANSITION PLAN FOR YOUR ALPHA AND HIMALAYA CUSTOMERS?

A. No. We will continue to work closely with our customers to deliver performance enhancements to our Alpha and NonStop Himalaya systems until the first Itanium-based systems are available in 2003 and 2004. We have a very detailed plan in place to support those customers and the migration of their applications to the IPF.

Q38.  WILL YOU CONTINUE TO SUPPORT OPENVMS?

A. Yes. We have a loyal installed base of OpenVMS users and we will continue to support their needs under the road map we have already communicated.

Q39.  WHAT DOES THIS MEAN FOR NONSTOP HIMALAYA?

A. NonStop Himalaya remains a key strategic platform, with clear leadership in fault tolerance. It is also a great high-availability extension to the HP-UX platform. We increasingly see the NonStop Himalaya platform surrounded by high-scale UNIX servers. Many of our most important accounts already have this configuration. We see significant opportunities to grow this business -- both at Compaq and in the combined company.

Q40. HP HAS AN OEM PARTNERSHIP WITH HITACHI DATA SYSTEMS FOR ITS ENTERPRISE STORAGE PRODUCTS. COMPAQ HAS ITS OWN FAMILY OF STORAGE. WHAT ARE YOUR PLANS FOR STORAGE?

A. We both view storage as a huge strategic opportunity. We believe in the future of networked storage, and we have invested in virtualization software to make it a reality. We also have some of the best storage engineering capabilities in the industry. Strategically and technically, our programs are highly complementary. We will accelerate growth in this market.

Q41. COMPAQ AND HP BOTH HAVE LARGE PC BUSINESSES. HOW WILL THIS MAKE YOU MORE COMPETITIVE?

A. As we all know, the commercial and consumer PC businesses are very competitive. The PC market will decline this year for the first time since 1986. No companies are doing more to innovate in the PC market than Compaq and HP. Through world-class design and engineering, we will lead the next generation of innovative PC and access products. We will also benefit from significant economies of scale in the PC business, as well as aggressive direct and channel distribution models. Industry consolidation is inevitable, and this will make us even stronger and more competitive.

Q42. BOTH COMPAQ AND HP HAVE ENTRIES IN THE POCKET PC MARKET AS WELL AS IN MARKETS LIKE DIGITAL MUSIC AND ENTERTAINMENT. HOW WILL YOU RESOLVE THIS DUPLICATION?

A. Once again, this is a situation where the customer will be the ultimate winner. Compaq and HP are the two leading innovators around the pocket PC platform. The result will be even greater innovation focused on handheld and wireless solutions for business users. We also see significant growth opportunities in emerging markets like digital music.

Q43.  HOW WILL WE HANDLE COMPETING PRODUCTS AND SERVICES?

A. Those decisions will be made during the coming months as we continue the integration planning.

Q44. WHAT ABOUT DUPLICATION OF OTHER R&D ACTIVITIES, IN PARTICULAR THE NUMEROUS OPERATING SYSTEMS SUPPORTED BY THE COMBINED COMPANIES?

A. We will rationalize our R&D strategies around winning plays, but the combined company will maintain a strong commitment to developing intellectual property and will continue to have a substantial research budget.

PARTNERS

Q45.  WHAT DOES THIS MEAN FOR YOUR RELATIONSHIP WITH INTEL?

A. This merger enhances our already strong partnerships with Intel. We are both working at an architecture level with Intel on the Itanium processor family. HP played a defining role in the Intel Itanium architecture. Through our agreement with Intel, high performance Alpha microprocessor technology will be incorporated into Itanium. The relationships between Compaq, HP and Intel have never been stronger.

Q46.  WHAT DOES IT MEAN FOR YOUR RELATIONSHIP WITH MICROSOFT?

A. Our partnership with Microsoft is a key foundation for our success. We have long been partners in the PC and access side of the business. The combined company will work closely with Microsoft to drive new products such as tablet PCs, pocket PCs and next generation access devices. Both Compaq and HP are delivering solutions that drive Windows 2000 higher into the enterprise. We are also strong believers in .NET and the opportunity to change the nature of enterprise computing and Web services. Microsoft is one of our most strategic partnerships.

COMPENSATION & BENEFITS

Q47.  WHEN WILL I BE CONSIDERED AN EMPLOYEE OF HP?

A. Compaq employees will become HP employees when all shareholder and regulatory approvals have been received, and the deal is closed.

Q48.  HOW WILL MY COMPENSATION AND BENEFITS BE IMPACTED?

A. We do not anticipate changes to Compaq's current benefit plan through the end of 2001. Teams representing both companies will be assembled globally to develop plans to transition employee compensation and benefits programs and policies.

Q49.  WILL I GET CREDIT FOR MY TIME OF SERVICE AT COMPAQ?

A. Yes. Length of Compaq service (including time of service at Digital and Tandem if applicable) will be applied to certain HP company plans. Teams representing both companies will be assembled globally to develop plans to transition employee compensation and benefits programs and policies.

Q50. WILL MY COMPAQ COMPENSATION AND BENEFITS PROGRAMS CHANGE PRIOR TO THE CLOSING OF THE HP TRANSACTION?

A. Current benefit plans for the remainder of 2001 will stay intact. For 2002, as is usual business practice, Compaq will ensure that our benefits programs remain competitive in our marketplace and meet current business needs and this may require adjustments to some plans as appropriate.

Q51.  WHAT WILL THE SEVERANCE PLAN BE AFTER THE DEAL CLOSES?

A. After the deal closes, we will maintain our current severance plan for a period of 12 months. The actual severance plans and the method of communicating those packages to employees will vary by country.

Our severance policy is based on competitive practices and standards. In the U.S., severance depends on the released employee's base salary and time of service. Outside the U.S., the benefits offered to employees will vary by country.

Q52.  WILL THIS MERGER AFFECT PROFIT SHARING FOR THE SECOND HALF OF THE YEAR?

A. No. The profit sharing program will continue as usual through the second half of the year. The profit sharing performance measures will continue to be pre-tax operating profit and customer satisfaction ratings.

Q53.  WHAT HAPPENS TO OUR 401K PLANS AS A RESULT OF THE MERGER?

A. Specific fund options or conversions have yet to be determined. However, your assets in the Plan will remain invested, subject to normal market fluctuations. Once the merger has been closed, any unvested match in your account will become 100% vested. Also, 401(k) assets invested in Compaq stock will be converted to HP stock upon closing of the merger.

EMPLOYEE STOCK PURCHASE PLAN

Q54.  WHAT WILL HAPPEN TO THE COMPAQ EMPLOYEE STOCK PURCHASE PLAN?

A. The plan remains in effect until the merger closes. The current purchase period (May 1, 2001-October 31, 2001) will continue as planned. We will launch enrollment for the next stock purchase period (November 1, 2001-April 30, 2002) in October. If the merger closes during this or any purchase period, that purchase period will end on the date of closing.

Teams representing both companies will be assembled globally to develop plans to transition employee compensation and benefits programs and policies as appropriate.

STOCK OPTIONS

Q55.   WHAT WILL HAPPEN TO COMPAQ EMPLOYEE STOCK OPTIONS?

A. Upon close of the deal, all Compaq options will be converted to HP stock options using an exchange ratio defined in the merger agreement (shown below).

All unvested options granted prior to September 1, 2001 will vest upon shareholder approval of the deal.

Q56.  WHAT IF I LEAVE COMPAQ PRIOR TO THE SHAREHOLDER APPROVAL OF THE DEAL?

A. Your options will continue to receive the same treatment they currently receive (see Inline for specifics).

Q56.100. WHAT HAPPENS TO MY CURRENT STOCK OPTIONS IF I LEAVE COMPAQ OR AM ASKED TO LEAVE AS PART OF A REDUCTION IN FORCE PRIOR TO SHAREHOLDER APPROVAL OF THE DEAL?

A. Your options will continue to receive the same treatment they currently receive.

Q56.200. HOW WILL MY OPTIONS BE TREATED IF I AM INVOLUNTARILY SEPARATED BY HP AFTER THE CLOSING?

A. If an employee is involuntarily terminated from HP within 12 months after the closing, the employee will have 3 years to exercise options post-termination. This applies only to options granted before 01 September 2001.

Q57.  WILL COMPAQ IMPLEMENT THE MIP OPTION PROGRAM THIS YEAR?

A. Yes. Compaq will move ahead with plans to do our next annual management grant in December.

Q58. HOW WILL MY COMPAQ OPTIONS BE CONVERTED TO HP OPTIONS ONCE THE DEAL HAS CLOSED?

A. The option conversion will be based on the guidelines of Section 424 (a) of the Internal Revenue Code. Upon closing, each Compaq option will be converted to
 .6325 HP options. The exercise price of your HP converted options will be set so that they have an economic position substantially identical to your Compaq options. Additional details about the option conversion will be provided as we approach the closing.

EXAMPLE CONVERSION

Assuming the original Compaq option is for 1,000 shares at a price of $10.00:

Number of converted HP stock options:     1,000 Compaq options x .6325 = 632 HP
                                          options (rounded down to the nearest
                                          whole share)

Converted HP stock option price:          $10.00 Compaq option price / .6325
                                          = $15.82 (rounded up to the nearest
                                          whole penny)

The converted HP stock option is for 632 shares with an option price of $15.82.

PHYSICAL LOCATIONS

Q59.  DO WE ANTICIPATE ANY IMPACT ON EITHER COMPAQ OR HP FACILITIES?

A. This has not been decided. Both organizations will focus on resolving these issues over the coming months. Obviously where there is duplication and a possibility for consolidation for cost savings, we will need to evaluate the situation.

FIELD SALES ORGANIZATION

Q60.  HOW WILL THE COMPANIES RATIONALIZE THEIR REGIONAL FIELD ORGANIZATIONS?

A. That will be a key focus of the integration process. Clearly there will be some consolidation, but our global balance is critical to the combined company's success. Even more important are our commitment to our customers and our determination to avoid disrupting customer relationships. As you know, however, this will take time and we ask for your continued focus on our customers. Once the deal is final, we will communicate the field engagement model to that organization as quickly as possible.

Q61.  HOW WILL SALES ACTIVITIES PROCEED UNTIL THE MERGER IS COMPLETE?

A. Until the merger receives all necessary approvals, the current competitive situation remains in force.


FINANCIAL

Q62. IS THE DEAL ACCRETIVE? IF NOT, BY HOW MUCH IS IT DILLUTIVE AND WHEN DOES IT BECOME ACCRETIVE?

A. The transaction is expected to be accretive to HP's pro forma earnings per share in the first full year of combined operations based on achieving planned cost synergies.

Q63.  HOW WILL WE PAY FOR THIS DEAL?  CASH, DEBT OR STOCK?

A. The transaction will be accounted for as a purchase. The value of the merger is approximately $25 billion based on a stock swap.

Q64.  DO WE EXPECT SHAREHOLDER APPROVAL OF THE MERGER?

A. Yes. The combination of Compaq and HP represents a true "win-win" for our customers and our shareholders.

On September 4, 2001, Compaq Computer Corporation posted the following email message from Carleton S. Fiorina on its internal intranet:


Dear Compaq colleagues,

Today is clearly a history-making day for our companies, for our customers, and for our industry, but I recognize that it is also a day filled with emotion for the people of Compaq and HP. Any time two competitors come together and decide to merge into one company -- some combination of surprise, fear, nostalgia, and optimism are natural.

I want to personally reach out to you to share my enthusiasm for combining all that's great about Compaq with all that's great about HP to build a new kind of technology industry leader.

I have deep respect for Compaq - for your entrepreneurial spirit, your tenacity, your resilience, your drive, your commitment to customers, your engineering prowess, and also for your commitment to community. These attributes will be the foundation on which we build the new HP.

You should know that I also have deep respect for Michael and the management team at Compaq for all you've accomplished in your own transformation.
Michael and I share a common vision of the role of technology in business and society. In combining our two companies, we're dramatically improving our ability to execute on our visions and strategies with the industry's most comprehensive set of offerings for consumers, small and medium businesses, and large enterprises.

As we combine the two companies, the essential ingredient to our success will be in fusing our two cultures. So, perhaps, you're wondering what is HP all about? What is the mythic HP Way? How do I know I want to be part of a company with such a strong culture?

The HP Way starts with Bill Hewlett and Dave Packard. When Bill Hewlett and Dave Packard set up shop in a one-car garage in Palo Alto, California, it was not to build an empire or a fortune. It was to do one simple, irrepressibly human thing: Invent. With a goal of fueling invention, they set out to build a culture that was defined by a set of core values:

o   Respect for the individual
o   Teamwork
o   Integrity
o   Contribution to customers and the community
o   Innovation

And a set of corporate objectives:

o   Profit
o   Customers
o   Fields of interest

o   Growth
o   Our people
o   Management
o   And citizenship

These values and objectives are the foundation of the legendary HP Way. They remain central to our interactions with colleagues, customers, and partners. From what I've seen and heard, these values and objectives may actually feel familiar to you.

I believe that together with the people of Compaq, we will actually build a new HP and a new HP Way -- drawing on the best attributes of both cultures. Think of the power in that combination.

We're building a company that is not only committed to doing well, but it is committed to doing good. A company that believes technology and its benefits should be accessible to all. A company that puts customers first. A company renowned for world-class engineering. And ours will be the only technology company in the world with the customer base, market presence, and solutions breadth to do it. This merger represents an unprecedented opportunity for us to step up on a world stage and redefine an industry and the role of technology in business, society, and daily life.

Around here, many of us have posters in our offices that describe what we call the The Rules of the Garage -- a set of aspirations that we believe guide the actions of all great inventors and innovators. They are especially appropriate on this day. They start with "Believe you can change the world." And, they close with "Believe that together we can do anything."

I believe we will change the world. And I believe together we can do anything.

Warm regards,


Carly

Compaq Computer Corporation issued the following press release on September 17, 2001:

                                                           Press Release
COMPAQ COMPUTER CORPORATION
WORLDWIDE PUBLIC RELATIONS
20555 SH 249 MC110515
HOUSTON, TX 77070-2698

TELEPHONE 281-514-0484
FACSIMILE 281-514-0641
Compaq.PR@Compaq.com

CONTACT(S):       ARCH CURRID
                  Compaq Computer Corporation
                  281-514-0484
                  arch.currid@compaq.com

                     COMPAQ RESUMES STOCK REPURCHASE PROGRAM

         HOUSTON, SEPT. 17, 2001 - Compaq Computer Corporation (NYSE: CPQ) today announced that its board of directors decided to resume its stock repurchase program. Approximately $550 million remain under the $1.0 billion program for the repurchase of Compaq common shares authorized by the Board of Directors in December 2000. This program had been suspended during the negotiation of the Hewlett Packard/Compaq merger agreement, which was announced on September 4, 2001.
         "At current price levels, we believe Compaq's stock offers a tremendous investment opportunity for the company," said Michael Capellas, Chairman and Chief Executive Officer. "We are confident in the future of the American economy and the strong position that the combination of Hewlett Packard and Compaq will hold."

ABOUT COMPAQ
Compaq Computer Corporation is a leading global provider of enterprise technology and solutions. Compaq designs, develops, manufactures and markets hardware, software, solutions and services, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, and desktop and portable personal computers that are sold in more than 200 countries. Information on Compaq and its products and services is available at www.compaq.com.

FORWARD LOOKING STATEMENT
This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett Packard's Securities and Exchange Commission reports; and other risks that are described from time to time in Compaq's and HP's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-5020. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.